Jaime L. Chase +1 202 728 7096 jchase@cooley.com	BY EDGAR and COURIER

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Kezar Life Sciences, Inc.

in connection with Registration Statement on Form S-1 (File No. 333-225194)

June 4, 2018

Dorrie Yale

Mary Beth Breslin

Office of Healthcare and Insurance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kezar Life Sciences, Inc.

Registration Statement on Form S-1

Filed May 24, 2018

File No. 333-225194

Dear Ms. Yale and Ms. Breslin:

On behalf of Kezar Life Sciences, Inc. (“Kezar” or the “Company”), we are submitting this supplemental letter in further response to comment 10 received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 13, 2018 (the “Comment Letter”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1 originally submitted to the Commission on March 16, 2018, resubmitted to the Commission on May 4, 2018, and subsequently filed with the Commission on May 24, 2018 (the “Registration Statement”).

Due to the commercially sensitive nature of information contained in this letter, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response.

Determination of Offering Price, page 134

10.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

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June 4, 2018

Page Two

Preliminary Price Range

The Company advises the Staff that the Company currently expects a price range of $[***] to $[***] per share of common stock (the “Preliminary Price Range”) for its initial public offering (“IPO”), which Preliminary Price Range reflects a [***]-for-[***] reverse stock split of the Company’s capital stock that will be effected prior to the effectiveness of the Registration Statement. This Preliminary Price Range implies a pre-money valuation range for the Company of $[***] million to $[***] million. The share and per-share numbers in this letter are presented on a post-split basis.

The Preliminary Price Range is based in part upon the Company’s prospects, prospects for the biopharmaceutical industry, the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded shares of generally comparable companies in the biopharmaceutical industry, as well as input received from Jefferies LLC and Cowen and Company LLC, the lead underwriters (the “Representatives”) for the IPO. The Company notes that, as is typical in IPOs, the Preliminary Price Range for the Company’s IPO was not derived using a formal determination of fair value, but was determined by discussions between the Company and the Representatives based on the assessment of the foregoing factors.

The Company will include a narrower bona fide price range of the common stock in an amendment to the Registration Statement that will precede the commencement of the Company’s road show, which the Company expects to be a two-dollar range within the Preliminary Price Range. However, the parameters of the bona fide price range will be subject to then-current market conditions, continuing discussions with the Representatives and material business developments impacting the Company, and due to the volatility in the securities markets, in particular the volatility experienced in the market by recent IPO issuers, there is a possibility that the bona fide price range for the IPO may fall outside of the Preliminary Price Range. In any event, the Company confirms to the Staff that the bona fide price range will comply with Item 501(b)(3) of Regulation S-K and CD&I 134.04.

Common Stock Valuation Methodologies

As there has been no public market for the Company’s common stock to date, the estimated fair value of its common stock has been determined by the Company’s board of directors (the “Board”), as of the date of each option grant, with input from management, considering the Company’s most recent arm’s-length sales of its preferred stock and the most recent third-party valuation of its common stock, as well as the Board’s assessment of additional objective and subjective factors that the Board believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant. The Board considered various objective and subjective factors to determine the fair value of the common stock as of each grant date, including:

•	the prices at which the Company sold preferred stock and the superior rights and preferences of the preferred stock relative to the common stock at the time of each grant;

•	the progress of the Company’s research and development programs, including the status and results of clinical trials for KZR-616;

•	the Company’s stage of development and its business strategy;

•	external market conditions affecting the healthcare industry in general, and the biotechnology industry in particular, and trends within such industries;

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U.S. Securities and Exchange Commission

June 4, 2018

Page Three

•	the Company’s financial position, including cash on hand, and its historical and forecasted performance and operating results;

•	the lack of an active public market for the common stock and preferred stock;

•	the likelihood of achieving a liquidity event, such as an IPO, in light of prevailing market conditions;

•	the Company’s IPO timeline and related activities; and

•	the analysis of IPOs and the market performance of similar companies in the healthcare and medical device industries.

The third-party valuations of the Company’s common stock that the Board considered in making its determinations were prepared in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Guide”), which prescribes several valuation approaches for determining the value of an enterprise, such as the cost, market and income approaches, and various methodologies for allocating the value of an enterprise to its capital structure and specifically the common stock.

In accordance with the Practice Guide, the Company considered the following methods for allocating the enterprise value across its classes and series of capital stock to determine the fair value of its common stock at each valuation date.

•	Option Pricing Method (OPM). The OPM estimates the value of the common equity of the Company using the various inputs in the Black-Scholes option pricing model. The OPM treats the rights of the holders of common stock as equivalent to that of call options on any value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of the Company’s convertible preferred stock, as well as their rights to participation, and the stock prices of the outstanding options. Thus, the value of the common stock can be determined by estimating the value of its portion of each of these call option rights. Under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the liquidation preference at the time of a liquidity event, such as a merger or sale. Given the common stock represents a non-marketable equity interest in a private enterprise, an adjustment to the preliminary value estimates had to be made to account for the lack of liquidity that a stockholder experiences. This adjustment is commonly referred to as a discount for lack of marketability (“DLOM”).

•	Probability-Weighted Expected Return Method (PWERM). The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes considered by the Company, as well as the economic and control rights of each share class.

•	Hybrid Method. The hybrid method is a weighted-average method that combines both OPM and PWERM. Weighting allocations are assigned to the OPM and PWERM methods factoring in possible future liquidity events.

In order for the Board to determine the estimated fair value of the common stock, the OPM was utilized for the independent third-party valuation of the Company’s common stock as of July 21, 2017 (the “July 2017 Valuation”) discussed below, and the Hybrid Method was utilized for the independent third-party valuation of the Company’s common stock as of March 15, 2018 (the “March 2018 Valuation”)

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U.S. Securities and Exchange Commission

June 4, 2018

Page Four

discussed below because the Company had better visibility into the timing of a potential IPO. Equity value for each liquidity event scenario was weighted based on a probability of each event’s occurrence. In each of the IPO scenarios discussed below, the Company assumed that all outstanding shares of the Company’s convertible preferred stock would be converted into shares of common stock. In the sale of the Company, the Company allocated the value per share by taking into account the liquidation preferences and participation rights of the convertible preferred stock consistent with the method outlined in the Practice Guide.

At each grant date, the Board evaluated any recent events and their potential impact on the estimated fair value per share of the common stock. For grants of stock awards made on dates for which there was no contemporaneous independent third-party valuation, the Board determined the fair value of the common stock on the date of grant taking into consideration the immediately preceding valuation report as well as other pertinent information available to it at the time of the grant. In connection with valuations prior to March 15, 2018, the Company considered the most recent arm’s length preferred stock financings prior to the issuance of any option grants, as the basis for the value of its common shares at the date of the option grant. After March 15, 2018, the valuation methodology changed to the use of a Hybrid Method incorporating the OPM and PWERM, as the Company had obtained better visibility into the near-term timing of a potential IPO, but still considered the uncertainty around the Company’s value should an IPO not occur. The Hybrid Method is commonly used in these situations and is consistent with guidance from the Practice Guide.

Common Stock Valuations and Stock Option Grants

During the past 12 months, the Company has granted stock options as follows:

Date of the Grant	Numbers of Shares Subject to Options Granted		Exercise Price Per Share of Common Stock			Estimated Fair Value Per Share of Common Stock at Grant Date
October 10, 2017	[***	]	$	[***	]	$	[***	]
October 30, 2017	[***	]		[***	]		[***	]
January 7, 2018	[***	]		[***	]		[***	]
April 16, 2018	[***	]		[***	]		[***	]

July 2017 Valuation and October 2017 through January 2018 Stock Option Grants

On October 10, 2017, October 30, 2017 and January 7, 2018, the Company granted options to purchase a total of [***] shares of common stock at an exercise price of $[***] per share. The Board determined the fair value at the time of the grants was $[***] per share based on a number of factors, including the July 2017 Valuation.

For the July 2017 Valuation, the Company utilized the OPM to derive the implied equity value for the Company. For purposes of the July 2017 Valuation, an option-based analysis was performed in an effort to estimate the appropriate DLOM for the common stock. A DLOM of 45% was used for the July 2017 Valuation.

The July 2017 Valuation reflected the Company’s recent completion of its Phase 1a clinical trial of KZR-616 in healthy volunteers and the closing of the Company’s Series B preferred stock financing. For the period from the July 2017 Valuation to January 7, 2018, the Board determined there were no internal or external developments since the July 21, 2017 Valuation that warranted a change in the fair value. As a result, the Board determined the fair value of the stock as of October 10, 2017, October 30, 2017 and January 7, 2018 was $[***] per share.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

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U.S. Securities and Exchange Commission

June 4, 2018

Page Five

March 2018 Valuation and April 2018 Stock Option Grants

On April 16, 2018, the Company granted options to purchase a total of [***] shares of common stock at an exercise price of $[***] per share. Approximately 47% of these grants were new hire grants for the recently hired Chief Medical Officer and Chief Financial Officer. The Board determined the fair value at the time of the grants was $[***] based on a number of factors, including the March 2018 Valuation.

For the March 2018 Valuation, the Company estimated the fair value of the Company’s common stock by using the Hybrid Method, with the OPM being weighted at 75% and the PWERM being weighted at 25%.

For the OPM, the market approach, utilizing the expected compound method, was used to determine the implied total enterprise value of the Company by accounting for all share class rights and preferences. The expected compound method uses probabilities of success rates for each phase (i.e., Phase 1, Phase 2, Phase 3, NDA/ BLA, marketed compounds) of clinical development and clinical pipeline information to obtain a probability adjusted expected number of marketed compounds. This number is calculated by summing the value of the number of compounds in each particular phase multiplied by the respective phase’s probability of success to reach approval. With this calculation, an implied total enterprise value per compound can then be derived. This number was then applied to the Company’s own clinical pipeline and respective expected number of marketed compounds. The DLOM was reduced to 25% in the March 2018 Valuation to reflect a potential earlier exit. The OPM was weighted at 75% due to the uncertainties in timing of other possible scenarios, such as sale, dissolution or continuation as a private company.

For the PWERM methodology, the future equity value at an expected IPO date was allocated to the outstanding shares of redeemable convertible preferred stock and the common stock, based on the rights and preferences of each class of equity. The Company then discounted the values of each class of equity in each of three IPO scenarios at an appropriate risk-adjusted rate: (i) a standard IPO scenario (30% weighting); (ii) a low-value IPO scenario (30% weighting); and a later-in-time IPO scenario (40% weighting). The Company assigned an aggregate 60% probability weighting to the standard and low-value IPO scenarios and a 40% probability of a later-in-time IPO. The Company dosed its first patient in a Phase 1b clinical trial on March 7, 2018 and does not expect to have efficacy data at the time of a near term IPO. Based on that the Company assigned an equal weighting to the standard and low-value IPO scenarios. The later-in-time IPO scenario assumes that investors will wait to see positive data from Phase 1b trials before investing in an IPO. The Company further believes that the probability weighting of each potential liquidity event scenario used in the PWERM analyses was an appropriate methodology in light of the Company’s stage of development, the status of its research and development efforts and financial position, external market conditions affecting the biopharmaceutical industry, the volatility in the capital markets, especially with respect to IPOs, and the relative likelihood of achieving an IPO in light of prevailing market conditions. The Company deemed it appropriate to include a 25% weighting for the PWERM methodology because at the time of the valuation the Company had just completed its IPO organizational meeting on February 15, 2018 and confidentially submitted the Company’s draft registration statement with the Commission on March 16, 2018, each of which gave the Company some visibility into the probability and timing of these three potential future outcomes. However, mere intent to file a registration statement and exit via an IPO does not necessarily mean that the Company would be successful in doing so. Unexpected systemic events like the biotech IPO market cooling, fatigue from

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June 4, 2018

Page Six

institutional investors, delays caused by government shutdown, or other Company specific events like an unfavorable data readout for KZR-616 prior to the IPO or other development setbacks could materially impact the viability of the Company’s IPO or the Company’s aspirations to continue pursuing one. Furthermore, the Representatives had not yet provided pricing indications. Accordingly, the PWERM methodology was weighted at 25.0%, and captured the value created in an expected/potential IPO scenario, while the non-IPO scenarios are captured in the OPM methodology.

Incorporated into the March 2018 Valuation was the initiation on March 7, 2018 of the enrollment of patients in KZR-616-002, a multi-center Phase 1b/2 clinical trial in patients with lupus and lupus nephritis, for which the Company expects preliminary results in the first half of 2019. The Company had also recently expanded its executive team by hiring a Chief Medical Officer and Chief Financial Officer. Accordingly, for the period from the March 2018 Valuation to April 16, 2018, the Board determined there were no additional significant clinical or business developments that warranted a change in the fair value. As a result, the Board determined the fair value of the stock as of April 16, 2018 was $[***] per share.

Explanation of Difference Between Fair Value of Common Stock at April 16, 2018 and the Midpoint of the Preliminary Price Range

The Company believes that the difference in value reflected between the fair value of its common stock at April 16, 2018 and the Preliminary Price Range is the result of the following key factors, among others:

•	The Company initiated a Phase 1b clinical trial in March 2018 to evaluate safety and tolerability and characterize the pharmacokinetics of KZR-616 in patients diagnosed with systemic lupus erythematosus or lupus nephritis. As of May 31, 2018, six patients have received at least one dose of KZR-616, one patient had completed the treatment period, and two other patients have completed at least two months of weekly dosing. This clinical trial progress suggests that KZR-616 is tolerated in patients with one of the target indications for clinical development and represents a de-risking of the program.

•	The Preliminary Price Range assumes a successful IPO in the near term with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company, being sold in a sale transaction or a liquidation of its assets in a dissolution scenario.

•	The Preliminary Price Range represents a future price for the common shares that, if issued in the Company’s IPO, would be immediately freely tradable in a public market, whereas the estimated fair value of the common shares based on the July 2017 Valuation and March 2018 Valuation represents an estimate of the fair value of the shares that were then illiquid, might never become liquid, might be for shares that are never publicly traded and, even if an IPO were to be successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO. Additionally, the Preliminary Price Range reflects that, upon a successful IPO, the Company’s preferred shares will convert into common shares and will no longer have the liquidation preferences and preferential rights attributable to the preferred shares as compared to the common shares prior to the IPO.

•	Updated market conditions used in the determination of the Preliminary Price Range after discussions with the Representatives, based on the current market environment and the supply and demand for such investment opportunities in the marketplace.

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U.S. Securities and Exchange Commission

June 4, 2018

Page Seven

•	The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public equity and provide enhanced operational flexibility, increasing the value of the Company’s common stock compared to that of a private company.

Based on the Preliminary Price Range, the current status of the financial markets and continued uncertainty as to whether the Company will be able to complete its planned IPO within the Preliminary Price Range, or at all, the Company believes that the fair value of its common stock as determined by the Board on April 16, 2018 is consistent with the Company’s and the underwriters’ estimates of the Preliminary Price Range, and that the prior valuations were consistent with the increasing value of the Company’s common stock in connection with its progression towards an IPO.

Conclusion

In light of the above, the Company respectfully submits that the per share grant date fair values, as set forth in the table above under “Common Stock Valuations and Stock Option Grants,” which have been used as the basis for determining the stock-based compensation in connection with its stock option grants during the last 12 months, were reasonable and appropriate for the reasons described herein and in the Registration Statement.

*        *         *

Please contact me at (202) 728-7096, Laura Berezin at (650) 843-5128 or Robert Phillips at (415) 693-2020 with any questions or further comments regarding our response to the Staff’s comment.

Sincerely,

/s/ Jaime L. Chase

Jaime L. Chase

cc:	John Fowler, Kezar Life Sciences, Inc.
Christopher Kirk, Kezar Life Sciences, Inc.
Marc Belsky, Kezar Life Sciences, Inc.
Laura A. Berezin, Cooley LLP
Robert W. Phillips, Cooley LLP
B. Shayne Kennedy, Latham & Watkins LLP
Brian J. Cuneo, Latham & Watkins LLP
Brett C. Urig, Latham & Watkins LLP

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